                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: September 13, 2002          By: /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                       [LOGO]


                      AT&T CANADA PROVIDES UPDATE REGARDING

                        DEPOSIT RECEIPT AGREEMENT PROCESS


TORONTO, ON (September 13, 2002) - As previously announced, on June 25, 2002, AT&T Corp. took steps to initiate the purchase by it, or by purchasers designated by it, of all of the outstanding shares of AT&T Canada Inc. (TSX:
TEL.B and NASDAQ: ATTC) that it does not already own (the "Deposited Shares") under the terms of the deposit receipt agreement (the "Deposit Receipt Agreement") entered in June 1999.

Under the Deposit Receipt Agreement, the price per Deposited Share will be equal to the greater of the "floor price", namely CDN $51.21, and the "fair market value price" determined pursuant to that agreement. Pursuant to the agreement, AT&T Canada Inc. retained TD Securities Inc. and AT&T Corp. retained Credit Suisse First Boston Corporation to provide their views as to the fair market value price per Deposited Share, as determined under the Deposit Receipt Agreement.

The fair market value prices determined by the appraisers are more than 10% from one another and, accordingly, as of September 6, 2002, Morgan Stanley was retained to act as the third appraiser in accordance with the Deposit Receipt Agreement. The definitive fair market value price will be whichever of the first two appraisals is closest to the third appraisal, but in no event will the price per Deposited Share be less than the floor price of CDN $51.21.

Under the terms of the Deposit Receipt Agreement, disclosure or indication to the third appraiser of any value or range of values determined by TD Securities Inc. and Credit Suisse First Boston Corporation is prohibited. The Deposit Receipt Agreement provides that, subject to the terms and conditions therein, the sale of Deposited Shares is to be completed on October 8, 2002, or two business days after the delivery of the third appraisal, whichever is later. Pursuant to the Deposit Receipt Agreement, the outside date for the delivery of the third appraisal is October 21, 2002, being 45 days after Morgan Stanley was engaged. The target date for the delivery of the third appraisal is October 4, 2002.

ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

                                     -1-
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Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                   -- ## --


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                             INVESTORS AND ANALYSTS:
Ian Dale                                           Brock Robertson
(416) 345-2227                                     (416) 345-3125
ian.dale@attcanada.com                             brock.robertson@attcanada.com

May Chiarot                                        Dan Coombes
(416) 345-2342                                     (416) 345-2326
may.chiarot@attcanada.com                          dan.coombes@attcanada.com


                                     -2-